                                                                1-11432; 1-11436
                                                                ----------------
                                                                 SEC FILE NUMBER


                                                            344126990; 000344126
                                                            --------------------
                                                                    CUSIP NUMBER



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
                       For Period Ended: December 31, 1998
                                         -----------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended: N/A
                                                       ---
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            Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.
--------------------------------------------------------------------------------
         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                       N/A
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Part I-Registrant Information
--------------------------------------------------------------------------------

         Full Name of Registrant:
                      Foamex L.P. and Foamex Capital Corporation

         Former Name if Applicable:
                      N/A

         Address of Principal Executive Office (Street and Number):
                      1000 Columbia Avenue

                  City, State and Zip Code
                      Linwood, PA 19061

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--------------------------------------------------------------------------------
Part II-Rules 12b-25 (b) and (c)
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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III-Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         On November 5, 1998, Trace International Holdings, Inc. ("Trace"), Trace Merger Sub, Inc. ("Merger Sub") and Foamex International Inc. ("Foamex International") entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Merger Sub would have been merged with and into Foamex International (the "Potential Merger") and each share of Foamex International's Common Stock, other than Common Stock held by Trace and its subsidiaries, treasury shares, and Common Stock with respect to which appraisal rights would have been perfected, would have been converted into the right to receive $12.00 per share in cash. Trace delivered a letter to Foamex International, dated January 8, 1999, terminating the Merger Agreement due to the failure of certain financing conditions. On March 16, 1999, Foamex International announced that it had hired John G. Johnson, Jr. as President, Chief Executive Officer and director of Foamex International following the resignation of Andrea Farace from the positions of Chairman, Chief Executive Officer and Director (the "Corporate Reorganization"). On March 16, 1999, Foamex International also announced that it had hired JP Morgan Securities Inc. as a financial advisor to explore strategic alternatives to maximize shareholder value. The Potential Merger, the Corporate Reorganization and activities connected with the exploration of strategic alternatives for Foamex International required a substantial time commitment from the employees of Foamex International and its subsidiaries. Due to the time spent by such employees working on these transactions, the registrant's Form 10-K for the fiscal year ended December 31, 1998 could not be filed within the prescribed time period without unreasonable effort or expense.


--------------------------------------------------------------------------------
Part IV-Other Information
--------------------------------------------------------------------------------

          (1) Name and telephone number of person to contact in regard to this notification

R. Allen Baker                           610                       859-3129
--------------                           ---                       --------
(Name)                               (Area Code)              (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Reference is hereby made to the Current Report on Form 8-K of Foamex International, which document was filed with the Securities and Exchange Commission on March 18, 1999. Exhibit 99.2 to this Current Report was the press release of Foamex International, dated March 16, 1999, regarding Foamex International's preliminary results for the fourth quarter ended December 31, 1998, which press release sets forth an explanation of the anticipated change in results of operations from the corresponding period for the last fiscal year.

                                   Foamex L.P.
                                   -----------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 3/31/99                       By: /s/ Philip N. Smith, Jr.
      -------                           ------------------------
                                        Name:  Philip N. Smith, Jr.
                                        Title: Vice President of FMXI, Inc., its
                                               General Partner

                           Foamex Capital Corporation
                           --------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 3/31/99                       By: /s/ Philip N. Smith, Jr.
      -------                           ------------------------
                                        Name:  Philip N. Smith, Jr.
                                        Title: Vice President